

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2020

Via E-mail
Ms. Pamela Yanchik Connealy
Chief Financial Officer
Immunovant, Inc.
320 West 37th Street
New York, NY 10018

Re: Immunovant, Inc.
Form 8-K
Exhibit No. 10.6 License Agreement
Filed December 20, 2019
File No. 001-38906

Dear Ms. Connealy:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance